Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1.                              Reporting Issuer

Almaden Minerals Ltd. (the "Issuer")
Suite 310 – 1385 West 8th Avenue
Vancouver, B.C.
V6H 3V9

Item 2.                             Date of Material Change

                                 November 17, 2015

Item 3.                             Press Release

The News Release dated November 17, 2015 was disseminated via Marketwired.

Item 4.                           Summary of Material Change

The Issuer closed a non-brokered private placement by the issuance of 4,506,666 units ("Units") at $0.75 per Unit.  Each Unit consists of one common share of the Issuer and one-half of one non-transferable common share purchase warrant (each such whole share purchase warrant, a "Warrant").  Each Warrant allows the holder to purchase one common share of the Issuer at a price of $1.00 per common share until November 17, 2017.  Fees consisting of $44,000 in cash and warrants to purchase up to 35,200 common shares at a price of $0.77 per common share until November 17, 2017 were paid to finders on a portion of the placement.

Duane Poliquin, Chairman of the Board of the Issuer acquired 100,000 Units under the private placement.  Such participation is considered to be a "related party transaction" as defined under Multilateral Instrument 61-101 ("MI 61-101").  The transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the Units issued to, nor the consideration paid by Mr. Poliquin exceeds 25% of the Issuer's market capitalization.
Item 5.                            Full Description of Material Change

                            See attached Schedule "A" News Release.

Item 6.                              Reliance on subsection 7.1(2) of National Instrument 51-102

 Not Applicable.

Item 7.                              Omitted Information

 Not Applicable.

Item 8.                              Executive Officer

The executive officer of the Issuer who is knowledgeable about the material change and this Material Change Report is Morgan J. Poliquin, President and Chief Executive Officer, whose business telephone number is (604) 689-7644.

Item 9.                              Date of report

November 18, 2015

ALMADEN MINERALS LTD. Per: "Morgan Poliquin" ______________________________ Morgan J. Poliquin President and Chief Executive Officer

Schedule "A"

Almaden Minerals Ltd.

NYSE MKT: AAU
TSX: AMM

Suite 310 - 1385 West 8th Avenue, Vancouver, BC, Canada, V6H 3V9
ph: 604.689.7644 + fax: 604.689.7645 + www.almadenminerals.com

NEWS RELEASE
November 17, 2015
Trading Symbols:
TSX: AMM, NYSE MKT: AAU
www.almadenminerals.com

ALMADEN MINERALS LTD. ANNOUNCES CLOSING OF $3,380,000
NON-BROKERED PRIVATE PLACEMENT

Almaden Minerals Ltd. ("Almaden" or the "Company"; TSX: AMM; NYSE MKT: AAU) is pleased to announce that it has closed a non-brokered private placement involving the issuance of 4,506,666 units ("Units") at $0.75 per Unit.  Each Unit consists of one common share of the Company and one-half of one non-transferable common share purchase warrant (each such whole share purchase warrant, a "Warrant").  Each Warrant allows the holder to purchase one common share of the Company at a price of $1.00 per share until November 17, 2017.  Fees consisting of $44,000 in cash and warrants to purchase up to 35,200 common shares at a price of $0.77 per common share until November 17, 2017 were paid to finders on a portion of the placement.

Duane Poliquin, Chairman of the Board of the Company, acquired 100,000 Units under the private placement.  Such participation in the private placement is considered to be a "related party transaction" as defined under Multilateral Instrument 61-101 ("MI 61-101").  The transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the Units issued to, nor the consideration paid by Mr. Poliquin exceeds 25% of the Company's market capitalization.

Almaden intends to use the proceeds of the private placement to fulfil the near-term payments relating to the recently-optioned Rock Creek mill, to continue to advance its Ixtaca deposit towards the completion of advanced engineering studies, and for general working capital.

Morgan Poliquin, President of Almaden, states "In a difficult environment, this financing strikes a balance between limiting dilution and providing the funds to take advantage of opportunities, like the option to purchase the Rock Creek mill.  We continue to advance the Ixtaca project towards a production decision and look forward to providing updates to shareholders in the coming months as this work continues."

About Almaden
Almaden Minerals Ltd. owns 100% of the Tuligtic project in Puebla State, Mexico. Tuligtic covers the Ixtaca Gold-Silver Deposit, which was discovered by Almaden in 2010.  The Ixtaca Deposit currently hosts an N.I. 43-101 compliant Measured and Indicated resource of approximately 93 million tonnes grading 0.55 g/t Au and 32 g/t Ag, for a total of 1.65M ounces of gold and 96.7M ounces of silver.  In September 2014, Almaden reported on a Preliminary Economic Assessment of the Ixtaca deposit, which estimates an economically positive project generating an after-tax IRR of greater than 20% using US$1200/oz gold and US$18/oz silver prices.  The project would produce an average of 130,000 ounces of gold and 7.8M ounces of silver per year for approximately 12 years.

On Behalf of the Board of Directors,

"Morgan Poliquin"

Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to the intended use of proceeds and continuation of exploration and development programs involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

THIS NEWS RELEASE IS A MATTER OF RECORD ONLY, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THE OFFERING IN QUESTION WAS NOT REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND THE SECURITIES SOLD IN SUCH OFFERING MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS ABSENT REGISTRATION OR APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.